

SUPERIOR VALUE FOR ALL STAKEHOLDERS THROUGH GLOBAL LEADERSHIP IN VANADIUM


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

INTERIM REPORT FOR THE SIX MONTHS TO 30 JUNE 2006

- **HEADLINE EARNINGS R401 MILLION**
- **INTERIM DIVIDEND 250 CENTS**
- **CASH GENERATED FROM OPERATIONS R703 MILLION**

REVIEWED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

The Group financial results for the six months to 30 June 2006 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS"), and in the manner required by the Companies Act in South Africa and which are consistent with those applied in the previous year. These results are presented in terms of IFRS applicable to interim financial reporting (IAS 34).

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unmodified review report is available for inspection at the Corporation's registered office.

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Note	Reviewed for the six months ended 30/06/06 Rm	30/06/05 Rm	Audited for the year ended 31/12/05 Rm
CONTINUING OPERATIONS				
Revenue		**3 253**	4 006	7 155
Operating profit before depreciation		**673**	1 706	3 005
Depreciation and scrapping of property, plant and equipment		**(103)**	(132)	(232)
Operating profit		**570**	1 574	2 773
Profit on disposal of investments		**–**	243	243
Interest and investment income received		**13**	36	74
Interest paid		**(40)**	(16)	(38)
Profit before taxation		**543**	1 837	3 052
Taxation charge		**(145)**	(600)	(1 136)
Profit after taxation		**398**	1 237	1 916
DISCONTINUING OPERATION	3			
Revenue		**26**	–	–
Operating profit before depreciation		**3**	–	–
Depreciation and scrapping of property, plant and equipment*		**–**	–	–
Operating profit		**3**	–	–
Interest and investment income received*		**–**	–	–
Profit before taxation		**3**	–	–
Taxation charge*		**–**	–	–
Profit after taxation		**3**	–	–

** Nil due to rounding*

	Reviewed 30/06/06	30/06/05	Audited 31/12/05
TOTAL OPERATIONS			
Revenue	**3 279**	4 006	7 155
Operating profit before depreciation	**676**	1 706	3 005
Depreciation and scrapping of property, plant and equipment	**(103)**	(132)	(232)
Operating profit	**573**	1 574	2 773
Profit on disposal of investments	**–**	243	243
Interest and investment income received	**13**	36	74
Interest paid	**(40)**	(16)	(38)
Profit before taxation	**546**	1 837	3 052
Taxation charge	**(145)**	(600)	(1 136)
Attributable profit	**401**	1 237	1 916
Basic earnings per share	**Cents**	Cents	Cents
Basic	**404.9**	1 250.8	1 936.2
Basic – Diluted	**404.9**	1 247.0	1 932.6
Reconciliation of headline earnings	**Rm**	Rm	Rm
Attributable profit	**401**	1 237	1 916
Add/(deduct) after tax effect of:			
Profit on disposal of investments	**–**	(230)	(230)
Loss on disposal and scrapping of property, plant and equipment	**–**	31	36
Headline earnings	**401**	1 038	1 722
Headline earnings per share	**Cents**	Cents	Cents
Headline	**404.9**	1 049.5	1 739.8
Headline – Diluted	**404.9**	1 046.4	1 736.5
Number of shares	**Million**	Million	Million
Ordinary shares in issue as at period-end date *	**99.1**	99.0	99.1
Weighted average number of ordinary shares *	**99.1**	98.9	99.0
Diluted number of ordinary shares *	**99.2**	99.2	99.2

** Rounded to nearest hundred thousand*

	Reviewed 30/06/06	30/06/05	Audited 31/12/05
Dividends per share – based on calendar profits	**Cents**	Cents	Cents
Interim dividends proposed	**250**	1 050	1 480
Interim dividends paid	**–**	–	1 480
Final dividend proposed in respect of 2005	**–**	–	400
Final dividend paid in respect of 2004	**–**	320	320
Special dividends paid	**–**	300	950
Final dividend paid in respect of 2005	**400**	–	–

ABRIDGED CONSOLIDATED BALANCE SHEETS

	Note	Reviewed 30/06/06 Rm	30/06/05 Rm	Audited 31/12/05 Rm
ASSETS				
Non-current assets		**1 766**	1 263	1 678
Property, plant and equipment		**1 660**	1 259	1 571
Environmental Trust investments		**3**	–	3
Available-for-sale investments		**103**	4	104
Current assets		**2 343**	3 747	2 221
TOTAL ASSETS		**4 109**	5 010	3 899
EQUITY AND LIABILITIES				
Shareholders' equity		**1 411**	2 814	1 325
Non-current liabilities		**391**	312	386
Financial leases		**37**	115	36
Long-term provisions		**190**	99	186
Deferred taxation		**164**	98	164
Current liabilities		**2 307**	1 884	2 188
TOTAL EQUITY AND LIABILITIES		**4 109**	5 010	3 899
(Net borrowings)/net cash and cash equivalents	5	**(493)**	1 519	(98)
Net worth – cents/share		**1 423**	2 843	1 336

ABRIDGED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

	Reviewed for the six months ended 30/06/06 Rm	30/06/05 Rm	Audited for the year ended 31/12/05 Rm
Actuarial loss on defined benefits	**–**	–	(31)
Tax on above item taken directly to equity	**–**	–	9
Exchange differences on translation of foreign operations	**80**	8	(34)
Fair value reclassified to income	**–**	(166)	(166)
Fair value revaluation	**(1)**	(1)	–
Net income/(expense) recognised directly in equity	**79**	(159)	(222)
Attributable profit for the period	**401**	1 237	1 916
Total recognised income and expense for the period	**480**	1 078	1 694

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Reviewed for the six months ended 30/06/06 Rm	30/06/05 Rm	Audited for the year ended 31/12/05 Rm
Cash available from operations before dividends and taxation paid	**703**	1 455	2 708
Dividends paid	**(396)**	(613)	(2 724)
Taxation paid	**(508)**	(241)	(655)
Cash (outflow)/inflow from operating activities	**(201)**	601	(671)
Cash (outflow)/inflow from investing activities	**(194)**	772	412
Proceeds on disposal of investments	**–**	1 077	1 076
Other investing activities	**(194)**	(305)	(664)
Net cash (outflow)/inflow	**(395)**	1 373	(259)
Cash inflow from financing activities	**363**	266	503
(Decrease)/increase in cash and cash equivalents	**(32)**	1 639	244

SEGMENTAL REPORTS FOR TOTAL OPERATIONS

	Reviewed for the six months ended 30/06/06 Rm	30/06/05 Rm	Audited for the year ended 31/12/05 Rm
Revenue			
Steelworks	**1 596**	1 483	2 846
Vanadium	**1 280**	2 141	3 624
Ferro-alloys	**403**	382	685
Total revenue	**3 279**	4 006	7 155
Operating profit/(loss)			
Steelworks	**130**	211	552
Vanadium	**503**	1 311	2 194
Ferro-alloys	**(60)**	52	27
Total operating profit	**573**	1 574	2 773

NOTES TO THE FINANCIAL STATEMENTS

1. **Companies Act and Listings Requirements**
Compliance, as detailed in the 2005 Annual Report, with the Companies Act no. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**
Transactions entered into between the Group and its related parties during the reporting periods were at arm's length between willing parties at fair value. The Group had borrowed R250 million on call at period end from Anglo American Corporation of South Africa Limited.

3. **Discontinuing operation**
The Group is in advanced negotiations with a buyer for the sale of the Ferroveld Joint Venture. The sale is expected to be completed during the second half of 2006. As a result, the Ferroveld Joint Venture is treated as a disposal group and the results of the joint venture for the period ended 30 June 2006 are included on the face of the income statement under discontinuing operations. The balance sheet of Ferroveld Joint Venture as at 30 June 2006 is as follows:

	Rm
ASSETS	
Non-current assets	
Property, plant and equipment	17
Current assets	16
TOTAL ASSETS	**33**
EQUITY AND LIABILITIES	
Shareholders' equity	27
Non-current liabilities	
Long-term provision	1
Current liabilities	5
TOTAL EQUITY AND LIABILITIES	**33**

4. **Consolidated statement of changes in shareholders' equity**

	Share capital and share premium Rm	Non-distributable reserves: Translation and share based payment reserves Rm	Non-distributable reserves: Fair value reserve Rm	Retained profit Rm	Total Rm
Exchange differences on translation of foreign operations		8			8
Fair value revaluation			(167)		(167)
Net income recognised directly in equity	–	8	(167)	–	(159)
Attributable profit for the period				1 237	1 237
Total recognised income and expense for the period	–	8	(167)	1 237	1 078
Balance at 31 December 2004	570	–	170	1 597	2 337
Dividends paid				(613)	(613)
Proceeds from shares issued	12				12
Balance at 30 June 2005 – reviewed	**582**	**8**	**3**	**2 221**	**2 814**
Actuarial loss on defined benefits (impact of IAS 19)				(31)	(31)
Tax on above item (impact of IAS 19)				9	9
Exchange differences on translation of foreign operations		(42)			(42)
Fair value revaluation			1		1
Net income recognised directly in equity	–	(42)	1	(22)	(63)
Attributable profit for the period				679	679
Total recognised income and expense for the period	–	(42)	1	657	616
Subtotal	582	(34)	4	2 878	3 430
Recognition of share based payments (impact of IFRS 2)		3			3
Dividends paid				(2 111)	(2 111)
Proceeds from shares issued	3				3
Balance at 31 December 2005 – audited	**585**	**(31)**	**4**	**767**	**1 325**
Interim 2006 – reviewed					
Exchange differences on translation of foreign operations		80			80
Fair value revaluation			(1)		(1)
Net income recognised directly in equity	–	80	(1)	–	79
Attributable profit for the period				401	401
Total recognised income and expense for the period	–	80	(1)	401	480
Balance at 31 December 2005	585	(31)	4	767	1 325
Recognition of share based payments (impact of IFRS 2)		2			2
Dividends paid				(396)	(396)
Balance at 30 June 2006	**585**	**51**	**3**	**772**	**1 411**

5. **(Net borrowings)/net cash and cash equivalents**
(Net borrowings)/net cash and cash equivalents are calculated by subtracting the financial leases (long-term debt) and the short-term loans (Including loans from subsidiaries and joint ventures) from cash and cash equivalents.

6. **Financial ratios (unaudited)**

Current ratio	1.02	1.99	1.02
Market capitalisation – Rm	7 435	5 484	8 404

7. **Supplementary revenue information**

		Unaudited 30/06/06	Unaudited 30/06/05	Unaudited 31/12/05
Sales volumes of major products				
Total steel	Tons	**420 723**	376 711	735 307
Vanadium pentoxide (Vanchem)	kg V_2O_5	**1 788 310**	2 173 906	4 406 811
Ferrovanadium (Vanchem and Hochvanadium)	kg V	**3 293 624**	3 403 735	6 349 348
Vanadium slag	Tons	**31 830**	32 612	66 750
Weighted average selling prices achieved for major products				
Total steel	$/t	**566**	582	566
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**19**	37	35
Ferrovanadium (Vanchem and Hochvanadium)	$/kg V	**39**	70	64
Average R/$ exchange rate		**6.26**	6.21	6.31

Financial Results

Headline earnings decreased to R401 million compared with R1 038 million for the corresponding period last year, mainly due to a decrease in the exceptionally high vanadium prices of 2005. Reduced vanadium output due to a lengthy kiln outage also impacted negatively on earnings. Operating profit decreased to R573 million from R1 574 million at 30 June 2005. Cost reduction initiatives generated savings of R113 million for the period compared with R117 million in 2005. The depreciation charge was R103 million, compared with R132 million in 2005 which included an amount of R44 million related to the loss on disposal and scrapping of property, plant and equipment.

Profit attributable to shareholders for the six months was R401 million compared with R1 237 million in the corresponding period of 2005, after a tax charge of R145 million (2005: R600 million).

Headline earnings per share were 404.9 cents, compared with 1 049.5 cents in the first six months of 2005. Notwithstanding the decrease in profits, the results are the second best for the first six months in the history of Highveld.

The net cash outflow for the period of R395 million increased the net borrowed position to R493 million compared with R98 million at 31 December 2005. The cash inflow from operations was R703 million, however, this was more than offset by the cash outflow from taxation payments of R508 million, dividend payments of R396 million and capital expenditure of R194 million.

In view of the results and expected future cash flow, the Board has decided to declare an interim dividend based on the first half results of 250 cents per share (2005: 1 050 cents).

Operations

Vanadium

After the all-time record vanadium prices achieved during the first half of last year, the price of ferrovanadium has settled down at more sustainable levels. Towards the end of the second quarter of this year the market experienced the usual slowdown as a result of the European summer holidays. However, on the back of the improved demand for steel, the demand for vanadium is expected to remain at acceptable levels for the rest of the year.

A number of projects which will increase the Corporation's vanadium production are well underway. The first furnace modified to an open slag bath operation at the ironmaking division is performing well and a further furnace is currently off-line for conversion. The modified furnaces will increase iron production and vanadium recovery.

At Vanchem the upgrade and de-bottlenecking in the oxides area are well under way with new process equipment being commissioned. Following an unexpected breakdown, one of the three kilns was off-line for six weeks during the period under review for a refractory reline and a bag filter upgrade. The other two kilns are scheduled for refractory relines during the second half of the year and a major mechanical rebuild is planned for kiln no. 2 during this time. These shutdowns will result in lower vanadium production during the next six months.

The integrated water and waste management plan at Vanchem is on target and a number of the planned projects have been successfully completed.

Steel

World crude steel output has continued to grow this year. Compared with the first six months of 2005, world crude steel production is up by 7.9 per cent. China continues to lead the surge in output, having produced 199.5 million tons during this period, which is 18.3 per cent higher than the same period last year. China now accounts for 33.5 per cent of global steel production. Steel sales volumes for the first six months have increased by 12 per cent and domestic despatches increased by 29 per cent compared with the same period last year. This was mainly due to excellent domestic demand on the back of strong economic growth and spending on capital expansion projects. Prospects remain good for the domestic steel market in the second half of 2006 due to the low inflation and interest rate environment, a wealth of projects relating to government's infrastructure programme, the 2010 Soccer World Cup, new projects in the mining and chemical sector and Eskom's reinvestment programme.

International prices for all Group steel products have increased significantly in the latter part of the past six months from the low levels reached towards the end of last year. This is mainly due to improved international demand driven by a very strong commodity cycle and increased consumption in China. Prices and demand are expected to remain at current levels over the next few months.

Ferro-alloys

The Transalloys division incurred losses during the period mainly due to the depressed manganese alloy prices. These prices, however, improved towards the end of the second quarter to levels which warranted running furnaces during the high electricity cost winter months. The bulk of the current silicomanganese and medium carbon ferromanganese production is committed to the export market, mainly for North and South America. Prices are expected to remain at similar levels during the second half of the year.

Ferrosilicon production was satisfactory and most of the product was sold on the local market. Production will continue during the high electricity cost winter months at slightly reduced levels due to major furnace maintenance being carried out.

Investments

The process of selling Rand Carbide was terminated when the final bidder withdrew its offer. Negotiations with an international paste producer for the sale of the investment in Ferroveld are at an advanced stage.

Capital Expenditure

Capital expenditure incurred by the Group during the period amounted to R194 million (2005: R255 million) and the total commitment in respect of further capital expenditure as at 30 June 2006 is R733 million compared to R582 million at 31 December 2005. This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Safety, Health, Environment and Quality

The Group regrettably experienced one fatality during the first half of the year. The lost time injury frequency rate as at 30 June 2006 was 0.26 compared with 0.26 recorded for the first six months of 2005 and 0.22 for the twelve months of 2005.

The Corporation continues to promote HIV/AIDS awareness, an initiative which commenced in 2003. As at 30 June 2006, 56 per cent of the total work force of 3 894 had undergone voluntary counselling and testing ("VCT"). VCT is re-done every calendar year. A total of 18 employees are receiving free anti-retroviral treatment.

The five-year programme, which was approved and commenced in 2005, to achieve international best practice in emission control, waste management and water conservation continued in the first half of 2006. During the first six months R25 million was spent on capital projects in terms of this programme bringing the total spent to date to R59 million. The programme may be delayed due to the lengthy process in acquiring regulatory approval for the major projects.

Black Economic Empowerment

During the period under review, goods and services worth R209 million (2005: R177 million) were purchased from a total of 146 (2005: 116) black empowerment enterprises.

Anglo American plc Announcement

Following Anglo American plc's ("Anglo") announcement on 26 October 2005 that it had decided to rationalise its portfolio and increase the focus on its controlled mining businesses, it is now confirmed that it has reduced its 79 per cent interest in Highveld. Evraz Group S.A. ("Evraz") and Credit Suisse ("Credit Suisse") have each acquired 24.9 per cent of Highveld's share capital from Anglo. Anglo retains a 29.2 per cent interest in Highveld. Evraz has an option to increase its stake in Highveld once regulatory approvals are received, including from competition authorities in South Africa and elsewhere. Subject to Evraz receiving such regulatory approvals, Evraz will be entitled to purchase Anglo's remaining 29.2 per cent shareholding as well as the 24.9 per cent holding of Credit Suisse through separate option agreements. Evraz intends to file for such regulatory approvals as soon as possible.

Anglo and Credit Suisse have agreed that Anglo will retain the voting rights in respect of the shares acquired by Credit Suisse. Anglo will retain representatives on the Highveld Board until such time as Anglo disposes of all its shares in Highveld. The Board has appointed Messrs A V Frolov, A Sorokin and J W Campbell as directors, representing Evraz, with immediate effect.

Outlook

Domestic demand for all of the Corporation's steel products is expected to remain at record levels, driven by strong economic growth in general and higher capital expenditure as various projects associated with the 2010 Soccer World Cup and government initiatives get underway. Improving international demand, coupled with significantly increased input costs for producers, has resulted in improved international prices which will allow the Corporation to, after satisfying domestic demand, sell all of its remaining production, at a profit.

Vanadium demand should improve marginally but prices are expected to remain at current levels. The planned refurbishment of two kilns at the Corporation's Vanchem facility will, however, negatively impact on production and sales. This will in part be made up in increased vanadium slag production emanating from the converted open slag bath furnaces.

Cost savings initiatives and productivity improvement projects are on target and should yield the planned savings which will assist in keeping costs in check.

Provided there is no sudden decrease in the vanadium price and the Rand remains at current levels an improved performance for the second half of the year can be expected compared with the results of the first half of 2006.

For and on behalf of the Board

G G Gomwe – *Chairman* — Witbank
A J de Nysschen – *Chief Executive Officer* — 27 July 2006

HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration no. 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

Notice of Interim Ordinary Dividend

On Thursday, 27 July 2006, the directors of the Corporation declared an interim dividend no. 65 of 250 cents per share (South African currency) on the ordinary shares for the six months to 30 June 2006, as follows:

Amount (South African currency)	250 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 25 August 2006
Ex-dividend on the JSE Limited	Monday, 28 August 2006
Record date	Friday, 1 September 2006
Payment date of dividend	Monday, 4 September 2006

Share certificates may not be dematerialised or rematerialised between Monday, 28 August 2006 and Friday, 1 September 2006, both days inclusive.

By order of the Board

Ms A Diener — Witbank
Company Secretary — 27 July 2006

The interim report will be posted to all registered shareholders on Wednesday, 2 August 2006. Enquiries may be directed to email address: general@hiveld.co.za

DIRECTORS: G G Gomwe *(Chairman) (Zimbabwean)*, A J de Nysschen *(Chief Executive Officer)*, D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, J W Campbell, C J Colebank, A V Frolov *(Russian)*, A Harris, L Matteucci, N B Mbazima *(Zambian)*, Ms D R Motsepe, Dr A J Pienaar, B J T Shongwe and A Sorokin *(Russian)*

ALTERNATE DIRECTOR: G F Young

COMPANY SECRETARY: Ms A Diener

REGISTERED OFFICE:
Portion 29 of the farm,
Schoongezicht no. 308 JS,
District Witbank
Mpumalanga,
PO Box 111,
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

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